

Mail Stop 4631

May 18, 2018

Via E-mail
Benjamin J. Schlater
Chief Financial Officer
Ferro Corporation
6060 Parkland Boulevard, Suite 250
Mayfield Heights, Ohio 44124

> **Re:** **Ferro Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2018**
> **File No. 1-00584**

Dear Mr. Schlater:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017
10. Income Taxes, page72

1. Please tell us your consideration for disclosing the cumulative amount of undistributed foreign earnings that are considered indefinitely reinvested in accordance with ASC 740-30-50-2 in light of your disclosure that you intend to indefinitely reinvest your undistributed foreign earnings.

Definitive Proxy Statement on Schedule 14A
Proxy Statement Summary, page 1
Performance Highlights, page 2

2. Please expand your presentation to include the most directly comparable GAAP financial measure with equal or greater prominence as required by Item 10(e)(1)(i)(a) of Regulation S-K. Please refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for guidance.

3. We note that the net sales presentation has been adjusted for the impact of constant currency foreign exchange. Please revise the title to clarify that presentation is a non-GAAP presentation in accordance with Item 10(e)(1)(ii)(e) of Regulation S-K.

Appendix A – Non-GAAP Financial Information and Reconciliations, page A-1

4. Please revise footnote 1 on page A-1 to remove the reference to adjustments as non-recurring, as it does not appear the adjustments meet the definition in Item 10(e)(1)(ii)(b) of Regulation S-K. Please refer to Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for guidance.

5. For each adjustment that consists of two or more components, please provide disclosures that include a specific description of the nature of each component and quantify. To the extent that the disclosures are provided as a footnote to another presentation, please include a cross reference. For example, we note that a description of the SG&A non-GAAP adjustments components presented on pages A-3 and A-4 has not been provided and no cross reference has been included either. We further note your description in footnote 2 for the other adjustment on page A-5 contains multiple components without clear descriptions of what the component is and without quantification of each component. Please also address this comment in your earnings press releases.

6. With reference to the disclosures provided in your earnings press releases included as an exhibit to your Forms 8-K filed on February 28, 2018 and May 1, 2018, please provide us with the components of the other adjustment to selling, general, and administrative expenses for each period presented. Please also provide us with your consideration of the guidance in Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for these costs.

7. Regarding the adjusted cash flow from continuing operations non-GAAP measure, it appears that this is a liquidity measure given the similarity to the GAAP liquidity measure, cash flows from operating activities, and that it is presented after this GAAP liquidity measure on the first page of your earnings press release for the fourth quarter and fiscal year 2017. Please revise your disclosures for adjusted cash flow from continuing operations to reconcile this from the most directly comparable GAAP liquidity measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K and to provide the usefulness to investors information

required by Item 10(e)(1)(i)(c) of Regulation S-K. Please also address this comment in your earnings press releases.

8. Please provide us with the reconciliation for the adjusted cash flow from continuing operations non-GAAP measure from the most directly comparable GAAP liquidity measure. For each adjustment that represents a cash settlement, please provide us with your consideration of the guidance in Item 10(e)(1)(ii)(a) of Regulation S-K.

9. For the adjusted cash flow from continuing operations non-GAAP measure, we note that you also refer to this measure as adjusted free cash flow from continuing operations. Please consistently title this non-GAAP measure throughout your proxy statement, earnings press release and other presentations provided to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction